ABH Holdco, Incorporated



ANNUAL REPORT

49 Immigration St. Suite 204

Charleston, SC 29403

(843) 822-2000

www.islandbrandsusa.com

This Annual Report is dated May 1, 2024.

BUSINESS

Island Brands USA is a regional CPG beer company and lifestyle brand. The company's primary focus is on a top-down retail grocery chain-based strategy. The core tenants of the brand are to disrupt the multi-national corporate factory beer companies with our better for you positioned all clean family of super-premium beer. We utilize alternative media strategies to leverage the highest ROI on customer acquisition and have a robust retention strategy for brand loyalty and an increased rate of sale.

ABH Holdco, Inc. has one wholly-owned subsidiary: American Beverages Holdings, LLC. On March 3, 2019, the LLC reorganized with the result of the transaction being that the existing members of the LLC exchanged their equity in the LLC for Common Shares in ABH Holdco, Inc. The LLC holds the current license issued by the South Carolina Department of Revenue Alcohol % Beverage Licensing Division for the production of its inventory.

Island Brands USA is a "d/b/a" name used for our products with our commercial partner for the production of Island product lines. The Company's IP is all owned by American Beverage Holdings LLC, a wholly owned subsidiary of ABH Holdco Inc.

Previous Offerings

Name: Series A Preferred Stock
Type of security sold: Equity
Final amount sold: $1,935,495.54
Number of Securities Sold: 3,116,740
Use of proceeds: Working Capital
Date: July 29, 2019
Offering exemption relied upon: 506(b)

Name: Series B Preferred Stock
Type of security sold: Equity
Final amount sold: $796,229.53
Number of Securities Sold: 572,827
Use of proceeds: Working Capital
Date: November 20, 2019
Offering exemption relied upon: 506(b)

Name: Series CF Non-Voting Preferred Stock
Type of security sold: Equity
Final amount sold: $4,057,546.80
Number of Securities Sold: 928,357
Use of proceeds: Marketing & operations.
Date: October 30, 2021
Offering exemption relied upon: Regulation CF

Name: 2022 Convertible Note Round

Type of security sold: Debt
Final amount sold: $4,895,000.00
Use of proceeds: Marketing & Operations
Date: January 31, 2022
Offering exemption relied upon: 506(b)

Name: Series CF2 Non-Voting Preferred Stock
Type of security sold: Equity
Final amount sold: $2,307,095.88
Number of Securities Sold: 195,682
Use of proceeds: Marketing & operations.
Date: November 30, 2023
Offering exemption relied upon: Regulation CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

• Circumstances which led to the performance of financial statements:
Fiscal Year ended with December 31, 2023 versus December 31, 2022
Revenue
Revenue for the fiscal year 2023 was $873,438, a decrease of $795,643 from the fiscal year 2022 of $1,669,081. We had several production delays and recalls of bad product that were refunded and contributed to a revenue decline.
Cost of goods
COGS in the fiscal year 2023 was $1,100,315.68, a decrease of $285,727 from COGS of $1,386,043 in the fiscal year 2022. This is in line with the decreased revenue.
Gross margins
2023 gross profit decreased by $509,915 over 2022. We had several production delays and recalls of bad product, expired product that could not be sold, and a surplus of raw materials that were recycled.
Expenses
Our 2023 expenses increased by $1,194,588 from 2022 which is a result of taking on a major sponsorship.
Historical results and cash flows:
Historical results and cash flows
The company is projected to scale back operations, reducing expenses, staff, product lines, and expansion until a profit can be recognized.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $65,374.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Encore Bank
Amount Owed: $399,981.10
Interest Rate: 8.5%
Maturity Date: November 28, 2023
The Company entered into a Line of Credit agreement with Encore Bank during fiscal year 2023. The credit facility size $400,000. The interest rate is 8.5% per month. The total outstanding balance as of December 31, 2023, was $399,981.10. The entire balance is classified as current.

• Creditor: Shareholder
Amount Owed: $510,000.00
Interest Rate: 10.0%
Maturity Date: December 31, 2024

• Creditor: 2022 Convertible Notes (Various Lenders)
Amount Owed: $2,675,000.00
Interest Rate: 8.0%
Maturity Date: March 31, 2024
The convertible notes are convertible into common shares Series A at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed for-fixed features, the conversion feature was not bifurcated and recorded separately. Some notes will mature on 3/31/2024 and the others on 1/31/2025.

• Creditor: 2022 Convertible Note (Nascar)
Amount Owed: $2,220,000
Interest Rate: 8.0%
Maturity Date: March 31, 2024
In December 2022, the Company has signed convertible note in exchange for marketing and promotional services for SHR's 2023 campaign in the NASCAR Xfinity Series (the "2023 Season").

• Creditor: Shareholder
Amount Owed: $370,000.00
Interest Rate: 25.0%
Maturity Date: March 1, 2024

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Scott Hansen
Scott Hansen's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
• Position: Chief Executive Officer
Dates of Service: May, 2016 - Present
Responsibilities: Sales and Marketing. Salary $300,000. Equity 3,765,770 shares of Class A Voting Common Stock.

• Position: Director
Dates of Service: March, 2019 - Present
Responsibilities: Board position

Name: Michael J. Woods
Michael J. Woods's current primary role is with Blast Motion. Michael J. Woods currently services up to 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: April, 2021 - Present
Responsibilities: general business advisement

Other business experience in the past three years:
• Employer: Blast Motion
Title: VP
Dates of Service: April, 2014 - Present
Responsibilities: Business development

Name: Michael Horn
Michael Horn 's current primary role is with Cubles. Michael Horn currently services up to 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Board Member
Dates of Service: April, 2021 - Present
Responsibilities: General business advisement

Other business experience in the past three years:
• Employer: Cubles
Title: Chief Sales Officer
Dates of Service: July, 2020 - Present
Responsibilities: Business strategy

Other business experience in the past three years:
• Employer: PopCultivator
Title: Chief Business Development Officer
Dates of Service: February, 2020 - Present
Responsibilities: Head of business development for content creation company

Other business experience in the past three years:
• Employer: National Security Capital Advisors, LLC.
Title: Partner - Research and Client Support Operations Management
Dates of Service: March, 2020 - Present
Responsibilities: Provides Mergers and Acquisitions advisory services, Growth Equity and Debt capital raise, Private Equity backed investments and acquisitions, management buy-outs, and strategic growth consulting related to companies desiring to expand their presence or prepare for sale predominantly within the National Security/Intelligence Community/CyberSecurity market segment.

Other business experience in the past three years:
• Employer: Paladins.Agency
Title: Co-Founder
Dates of Service: November, 2020 - Present

Responsibilities: Founder

Other business experience in the past three years:
• Employer: Mountain Troll LLC
Title: Co-Founder
Dates of Service: October, 2019 - Present
Responsibilities: Founder

Other business experience in the past three years:
• Employer: Power Up Factory
Title: CEO
Dates of Service: February, 2012 - December, 2018
Responsibilities: Developer of licensed collectible merchandise.

Name: Brandon Perry
Brandon Perry's current primary role is with Cooper Perry Fund. Brandon Perry currently services up to 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: March, 2019 - Present
Responsibilities: Director on the board of the company. Mr. Perry currently owns 4,015,770 shares of Class A Voting Common Stock.

Other business experience in the past three years:
• Employer: Island Brands / ABH Holdco, Inc.
Title: Co-CEO, Chief Marketing Officer
Dates of Service: May, 2017 - January, 2022
Responsibilities: Operations and marketing leadership for the company.

Other business experience in the past three years:
• Employer: Cooper Perry Fund
Title: Executive Director
Dates of Service: September, 2004 - Present
Responsibilities: The Cooper Perry Fund has been created to accomplish three main goals: 1. Create awareness of brain trauma, specifically Meningitis, and Encephalitis. 2. Raise funds for medical research, brain protection and preservation, and for brain trauma victims. 3. Continue the ongoing legacy of Cooper Perry's spirit. The Cooper Perry Fund supports various local and national charities.

Name: Jay Ward
Jay Ward's current primary role is with McGowan, Hood and Felder, LLC. Jay Ward currently services up to 2 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: June, 2022 - Present
Responsibilities: Advising the company on strategic decisions. No salary and equity compensation.

Other business experience in the past three years:
• Employer: McGowan, Hood and Felder, LLC
Title: Attorney
Dates of Service: January, 2017 - Present
Responsibilities: Lawyer

Name: Steve Kleiman
Steve Kleiman's current primary role is with Thistlewood Partners Ltd. Steve Kleiman currently services per week in their role with the Issuer.
Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: June, 2022 - Present
Responsibilities: Advising the company on strategic decisions. No salary or equity compensation.

Other business experience in the past three years:
• Employer: Thistlewood Partners Ltd
Title: Managing Member
Dates of Service: December, 2019 - Present
Responsibilities: Managing

Other business experience in the past three years:
• Employer: Solo Capital Management
Title: Principal
Dates of Service: August, 2018 - Present
Responsibilities: Principal

Name: Michael Kane
Michael Kane's current primary role is with Comfort Keepers. Michael Kane currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
• Position: Director
Dates of Service: June, 2022 - Present
Responsibilities: Advising the company on strategic decisions. Accruing $240,000 salary and no equity compensation.

Other business experience in the past three years:
• Employer: In-home Compassionate Care Services, Inc.
Title: President
Dates of Service: January, 2017 - Present
Responsibilities: Owner
Other business experience in the past three years:
• Employer: ER&B, Inc.
Title: President
Dates of Service: January, 2016 - Present
Responsibilities: Owner

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Voting Common Stock
Stockholder Name: Padgett Thomas, LLC (managed by Scott Hansen, 99% owned by Scott Hansen)
Amount and nature of Beneficial ownership: 3,765,770
Percent of class: 27.0

Title of class: Class A Voting Common Stock
Stockholder Name: Brandon Perry
Amount and nature of Beneficial ownership: 4,015,770
Percent of class: 29.0

RELATED PARTY TRANSACTIONS

• Name of Entity: Padget Thomas LLC
Names of 20% owners: Scott Hansen
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In December 2022, the Company has received a loan from Padgett Thomas.
Material Terms: The loan is in the amount of $510,000, bearing 10% interest per annum, with a maturity date of December 31, 2024. As of December 31, 2023, the loan is classified as current.

OUR SECURITIES

• Series A Preferred Stock
The amount of security authorized is 3,600,000 with a total of 3,116,740 outstanding.
Voting Rights
Each holder of Series A Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series A Preferred Stock and Series B Preferred Stock are subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.
Material Rights
Other Material Rights
Holders of Series A Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted according to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro-rata participation right for any new securities issued by the company.
Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.
For the sake of clarity, Series CF-2 Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Class B Non-Voting Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company's Articles of Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF-2 Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.
Amended & Restated Investor Rights Agreement
Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B

Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions, which the proxy is only valid after the expiration of the statutorily required notice period for any shareholder vote.

Articles of Incorporation, as amended

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company's Articles of Incorporation, as amended (the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Class A Voting Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

Dividend Rights

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Class A Voting Common Stock).

• Series B Preferred Stock

The amount of security authorized is 1,200,000 with a total of 572,827 outstanding.

Voting Rights

Each holder of Series B Preferred Stock has the right to vote one vote per share for major corporate actions; provided, however, all Series B Preferred Stock is subject to a Voting Rights and Irrevocable Proxy Agreement granting the CEO as each shareholder's proxy to vote on certain corporate matters.

Material Rights

Holders of Series B Preferred Stock are parri pasu with holders of Series B Preferred Stock with respect to material rights granted pursuant to the Company's Amended & Restated Investor Rights Agreement. Each Holder has certain information rights and Major Holders (3% or more equity in the Company) have inspection rights. Additionally, all holders of Series A Preferred Stock and Series B Preferred Stock have a pro-rata participation right for any new securities issued by the company.

Rights of Series A/Series B Preferred Stock of ABH Holdco, Inc.

For the sake of clarity, Series CF-2 Non-Voting Preferred Stock is non-voting stock and only has a conversion right to Class B Non-Voting Common Stock with respect to a Deemed Liquidation Event as that term is defined in the Company's Articles of Incorporation, as amended (the "Articles"). The protective provisions afforded Series A Preferred Stock and Series B Preferred Stock in Article 2.3 of the Articles do not apply to Series CF-2 Non-voting Preferred Stock. Pursuant to the Articles, holders of Preferred Stock shall participate ratably with respect to any Deemed Liquidation Event, subject to the Series A dividend right as explained further below.

Amended & Restated Investor Rights Agreement

Each Major Investor, which is defined as a shareholder who holds at least 1,500,000 shares of the Company's outstanding capital stock, has certain information and inspection rights pursuant to the Company's Amended & Restated Investor Rights Agreement. Additionally, each Major Investor has a right of first offer for any new securities issued by the Company. With respect to voting rights, a majority of the holders of Series A Preferred Stock and Series B Preferred Stock, respectively, have entered into an Irrevocable Proxy and Voting Agreement with the Company to have Brandon Perry serve as their proxy for all votes upon which shareholders are entitled to vote, except for major corporate actions, upon which the proxy is only valid after the expiration of the statutorily required notice period for any shareholder vote.

Articles of Incorporation, as amended

All holders of Series A Preferred Stock and Series B Preferred Stock have certain preferential rights as outlined in the Company's Articles of Incorporation, as amended (the "Charter"). Holders of the Company's preferred stock have a liquidation preference over holders of Common Stock with respect to certain mergers, consolidations or asset sales that would be deemed to be a liquidation event as defined by the Company's Charter. Upon any deemed liquidation event, holders of the Company's Series A Preferred Stock and Series B Preferred Stock have a right to convert their shares to shares of Class A Voting Common Stock of the Company immediately prior to any such transaction.

Subject to the Voting Agreement entered into by holders of the Company's Series A Preferred Stock and Series B Preferred Stock, for as long as there remains 25% of each class of Series A and Series B, then each class must approve by a majority the following actions of the Company:

(a) alter or change the rights, powers or privileges of the Preferred Stock set forth in the Articles or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b) increase or decrease the authorized number of shares of Common Stock or Preferred Stock (or any series thereof);

(c) authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Corporation the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

(e) declare or pay any dividend or otherwise make a distribution to holders of Preferred Stock or Common Stock;

(f) increase or decrease the number of directors of the Corporation;

(g) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any Deemed Liquidation Event, or consent, agree or commit to any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this Section 2.3.

Dividend Rights

Holders of only Series A Preferred Stock have a right to a one-time, non-cumulative dividend at the rate of 8% of the Original Issue Price (as defined below) for each share of Preferred Stock, prior to and in preference to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Class A Voting Common Stock).

• Series CF Non-Voting Preferred Stock

The amount of security authorized is 1,000,000 with a total of 928,357 outstanding.

Voting Rights

There are no voting rights associated with Series CF Non-Voting Preferred Stock.

Material Rights

Series CF Non-Voting Preferred Stock shall only have a right to conversion into Class B Non-Voting Common Stock upon a Deemed Liquidation Event.

• Series CF-2 Non-Voting Preferred Stock

The amount of security authorized is 700,000 with a total of 195,682 outstanding.

Voting Rights

There are no voting rights associated with Series CF-2 Non-Voting Preferred Stock .

Material Rights

Series CF-2 Non-Voting Preferred Stock shall only have a right to conversion into Class B Non-Voting Common Stock upon a Deemed Liquidation Event.

• Class A Voting Common Stock

The amount of security authorized is 16,500,000 with a total of 9,035,490 outstanding.

Voting Rights

Common Stock has the right to vote one vote per share on all matters upon which holders of Class A Voting Common Stock are entitled to vote. Additionally, certain founding holders of Common Stock are governed by a Shareholder Agreement. Approximately 1,100,000 shares of Common Stock have been reserved for future issuance pursuant to (and are governed by) the Company's 2020 Equity Incentive Plan (the "Plan"). There are no shares outstanding from the Plan as of the date of this offering.

Material Rights

Class A Voting Common Stock held by the founders of the Company are subject to transfer restrictions in the Company's Shareholder Agreement, which contain standard minority protection provisions such as a Right of Co-Sale, Participation Rights for Major Holders (at least 3% equity in the Company), and Drag-Along/Tag-Along Rights.

Stock Options - Amount Outstanding

The Company has a total of 1,100,000 shares of Common Stock available for issuance pursuant to the Company's 2020 Equity Incentive Plan which are reserved but unissued. As of the launch of the Regulation CF offering, there have been no issuances under the Company's 2020 Equity Incentive Plan. The Amount Outstanding listed above takes into account these stock options.

• Class B Non-Voting Common Stock

The amount of security authorized is 3,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

• Series C Preferred Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

Prospective holders of Series C Preferred Stock shall have voting rights, which will be subject to a market standard Series C Preferred Stock Investor Rights Agreement to be negotiated just prior the time of conversion of the Company's outstanding convertible notes.

Material Rights

The amount of security authorized is 1,500,000 with a total of zero outstanding. The Series C Preferred Stock class is designated for issuance pursuant to the conversion of certain convertible notes offered and issued by the Company. As of December 31, 2023 the Company has sold an aggregate of $4,895,000 in convertible notes, and is authorized to sell up to $6,000,000 as part of this offering relying upon a Rule 506(b) exemption. The notes have maturities beginning March 31, 2024.

Material Rights

Series C Preferred Stock shall have a right of conversion into Class A Voting Common Stock of the Company upon a Deemed Liquidation Event.

• 2022 Convertible Notes (Various Lenders)

The security will convert into Series a preferred stock and the terms of the 2022 Convertible Notes (Various Lenders) are outlined below:

Amount outstanding: $2,675,000.00

Maturity Date: March 31, 2024

Interest Rate: 8.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: Maturity date of 03/21/24
Material Rights
The convertible notes are convertible into common shares Series A Preferred Stock at a conversion price. Some notes will convert on 3/31/24 and some will convert on 1/31/25.
• 2022 Convertible Note for Services
The security will convert into Series a preferred stock and the terms of the 2022 Convertible Note for Services are outlined below:
Amount outstanding: $2,220,000.00
Maturity Date: March 31, 2024
Interest Rate: 8.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Maturity Date of 3/31/2024
Material Rights
The convertible notes are convertible into common shares Series A at a conversion price.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

• Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series CF Non-voting Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. • Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. • Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. • The transferability of the Securities you are buying is limited Any Series CF-2 Non-voting Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. • Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the alcohol industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. • We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. • Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series CF-2 Non-Voting Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of either class of Common Stock. In addition, if we need to raise more equity capital from the sale of Capital Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. • Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. • Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. • Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. • Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage of various innovations. Delays or cost overruns in the development of our innovations and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. • Minority Holder; Securities with No Voting Rights The Series CF-2 Non-Voting Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. • You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. • Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. • This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. • Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. • We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. • We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that it is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. • We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. • Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. • The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. • The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. • Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. • We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. • We are Dependent Upon Contract Brewers to Produce our Commercial Products We are dependent upon our contract brewing agreements with third party providers and the licensed use of their respective technology to provide us with a strategic market advantage in production, canning and distribution of our brands. If the contract brewing agreements with either company were terminated for any reason, then we may not be able to achieve our projected results and require significant additional capital in order to acquire similar advanced intellectual property and operations know-how in the beer industry. • There is no public market for our securities and there will be restrictions on the transferability of your interest. There is currently no public market for any of our securities. We cannot assure you that any such public market will ever develop or be unrestricted in the future. Moreover, even if a public market does develop, any sale of our securities may be made only pursuant to an effective registration statement under federal and applicable state securities laws or exemptions from such laws. Therefore, investors should be prepared to hold their Shares for an indefinite amount of time. • The price of the Shares offered hereunder should not be regarded as an indication of any future market price for such Shares and may not represent their fair value. The offering price of the Shares offered by us has been determined by us based on a number of factors, such as the prospects for our business and the industry in which we compete, an assessment of our management, our present operations and our earnings prospects, the present state of our development, our contract brewing agreements, our distributions network, and the general condition of the securities markets. The price should not, however, be regarded as an indication of any future market price for the Shares and does not necessarily bear any relationship to our assets, earnings, book value per Share or other generally accepted criteria of value. Investors participating in this offering will experience immediate and substantial dilution in the net tangible book value of the Shares. • Our existing stockholders have, and may continue to have, control over the election of our directors and other corporate actions. The existing holders of our stock currently have, and likely will continue to have, control over the election of our directors and approval of other corporate actions. This control over our affairs might be adverse to the interests of other stockholders. • There is no guarantee of a return on your investment. There is no assurance that a purchaser of Shares will realize a return on investment and a Shareholder may lose their entire investment. There is also no assurance that the Company will ever have income sufficient to cover its expenses and have sufficient cash flow to make distributions to its Shareholders. Even if the Company makes distributions, there can be no guarantee concerning the timing or amounts of the distributions. The Company currently intends to retain all future earnings, if any, for the foreseeable future to support its business. • Your ownership of the Shares will be subject to dilution. Only certain owners have preemptive rights. If the Company conducts subsequent offerings of or securities convertible into shares of capital stock of any class of securities, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase Shares in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares of capital stock. Furthermore, shareholders may experience a dilution in the value of their Shares depending on the terms and pricing of any future Share issuances (including the Shares being sold in this offering) and the value of the Company's assets at the time of issuance. • There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for purchasers. Furthermore, we may be unable to register the securities for resale by purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to make an effective registration, Investors could be unable to sell their securities unless an exemption from registration is available. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. • We have a limited operating history. Our Company was formed on March 1, 2019. To date, our Company's primary focus has been on (i) developing our production and distribution network, (ii) building our brand awareness through aggressive marketing, and (iii) diversifying our risk through developing new flavor brands and multiple production facilities. Accordingly, the value of the business should be based upon an evaluation of the markets the Company has entered, new opportunities, and the intellectual property that the Company continues to develop. • The market for our products is intensely competitive. We are competing with many new entrants into the craft beer market. Many of our competitors have established market acceptance and have far greater financial, marketing, technological and other resources, experience, proven operating histories, and larger teams than we do. We expect to face strong competition from both well-established companies and small/independent producers. Significant competitive factors in our market include the size of the market, recent limited sales figures, and the high cost of marketing new products. If we are unable to compete successfully with established companies in our market, our business and results of operations could be adversely affected. • We rely heavily on certain vendors, suppliers and distributors, which could have a material adverse effect on our business, financial condition and results of operations. Our ability to maintain consistent price and quality throughout our brands depends in part upon our ability to acquire specified products and supplies in sufficient quantities from third-party vendors, suppliers and distributors at a reasonable cost. We use a limited number of suppliers and distributors in various geographical areas. We do not control the businesses of our vendors, suppliers and distributors, and our efforts to specify and monitor the standards under which they perform may not be successful. Furthermore, certain items are perishable, and we have limited control over whether these items will be delivered to us in appropriate condition for use in our products or whether our end product will be delivered fresh to the consumer. If any of our vendors or other suppliers are unable to fulfill their obligations to our standards, or if we are unable to find replacement providers in the event of a supply or service disruption, we could encounter supply shortages and incur higher costs to secure adequate supplies, which could lead to disruptions to our distribution and would have a material adverse effect on our business, financial condition and results of operations. Furthermore, if our current vendors or other suppliers are unable to support our expansion into new markets, or if we are unable to find vendors to meet our supply specifications or service needs as we expand, we could likewise encounter supply shortages and incur higher costs to secure adequate supplies, which would have a material adverse effect on our business, financial condition and results of operations. • The distribution and sale of beer has historically been subject to a continuously changing tax regime. Historically, there has been significant variation in the taxation of beer sales. As recently as December 2017, the "Tax Cuts and Jobs Act" was passed by Congress which provided, among other things, a temporary reduction in federal excise taxes on beer to $3.50 per gallon for the first 60,000 barrels for domestic brewers producing fewer than 2 million barrels annually. Further, individual states also impose excise taxes on alcoholic beverages in varying amounts. In the future, the excise tax rate could be increased by either the federal or state governments. Future increases in excise taxes on alcoholic beverages could have a material adverse effect on our business and financial condition. • Our pro forma financial statements and projections are subject to change and our financial and operating projections are subject to inherent risks. Our pro forma financial statements have not been audited or reviewed by an independent certified public accountant. Accordingly, such statements are not prepared in accordance with generally accepted accounting principles ("GAAP") and are subject to material adjustments as a result of future audit or review. The operational and financial projections and forecasts included in this Memorandum reflect numerous assumptions made by management, including assumptions with respect to our specific as well as general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond our control. Accordingly, there is a risk that the assumptions made in preparing the projections, or the projections themselves, will prove inaccurate. There will be differences between actual and projected results, and actual results may be materially different from than those contained in the projections. The inclusion of the projections in this Memorandum should not be regarded as an indication that we or our management or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. The absence of notes to the financial statements renders the statements incomplete. Investors should not rely upon the financial statements without further inquiry of management to determine our historical financial position and performance and to better understand our prospects. • We are dependent upon certain key personnel. We are dependent upon the services of a skilled business management team as well as a technical research and development team. The loss of the services of Scott Hansen within a short period of time could have a material adverse effect on the Company's business and could impair our ability to complete the rollout of our products and services. The Company's future success is also dependent upon its ability to attract and retain additional key employees, and if the Company cannot do so, then its business operations, financial condition, and results from operations may be adversely affected. The Company can make no assurance that such key personnel will remain in its employ or that it will be able to attract and retain key personnel in the future. • We will need to build and retain our personnel infrastructure at all levels. We plan on continuing to grow rapidly, which will require the addition of new personnel throughout the Company. As we expand our production operations, sales and marketing efforts, and research and development activities, we will need to hire and retain skilled and semi-skilled employees. In a market where such qualified employees are in high demand, the inability to hire needed employees on a timely basis and/or the inability to retain those that we do hire could have a material adverse effect on our ability to meet the schedules of our business plan. • Pandemic Risk. The spread of COVID-19 or other viruses pose a risk to our investment timetables, our production and distribution cycles, and possibly our employees involved in the execution of our business plans. It is possible they may spread on one of our vendors facilities, and we may face related lawsuits. Additionally, we may face increased costs from continual heightened sanitation efforts. The production of our brands is not a business that can be conducted by operating remotely or through video conference, and Center for Disease Control or state mandates may force us to alter operations. • Regulatory requirements are cumbersome and expensive. Each state in the United States has stringent government regulations controlling the craft beer market in those respective states. We may be required to obtain permits, licenses, or obtain approval from—and to pay fees, taxes, or duties to—a variety of state governmental agencies. These regulatory requirements can be costly and may hinder our ability to market our products and operate efficiently. • The use of individually identifiable data by our business, our business associates and third parties is regulated at state and Federal levels. Costs associated with information security—such as investment in technology, the costs of compliance with consumer protections laws and costs resulting from consumer fraud—could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk. • The Company in the Future May Be Subject to Legal Proceedings and Litigation. The Company may become party to lawsuits during the normal course of business. Litigation in general is often expensive and disruptive to normal business operations. In the beer industry, there is an ever-broadening array of legal and regulatory challenges that companies face. The Company may be required to address regulatory requests or enforcement proceedings or may be a defendant in a class action or other litigation. Any such claims, regardless of merit, could be time-consuming and expensive to litigate or settle, divert the attention of management, cause significant delays, materially disrupt the conduct of the Company's business and have a material adverse effect on the Company's business and financial results.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 1, 2024.

ABH Holdco, Incorporated

By   /s/ *Scott Hansen*

      Name: ABH Holdco, Inc.

      Title: CEO

Exhibit A

FINANCIAL STATEMENTS

I, Scott Hansen, the Chief Executive Officer of American Beverage Holdings LLC dba Island Brands USA, hereby certify that the financial statements of ABH Holdco, Inc. and notes thereto for the periods ending December 31, 2023 and December 31, 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $83,514; taxable income of ($3,153,080) and total tax of $0.

ABH Holdco, Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the __3/15/2024__ (Date of Execution).



_____ (Signature)

___Chief Executive Officer___ (Title)

___3/15/2024___ (Date)

ABH Holdco Inc. Consolidated
Balance Sheet
As of December 31, 2023 & 2022

	2023	2022
ASSETS		
Current Assets		
Total Cash	465,374.23	130,963.00
Total Inventory	455,632.36	1,083,888.00
Other Current Assets	96,790.67	2,180,070.00
Total Current Assets	**1,017,797.26**	**3,394,921.00**
Property & Equipment, net	64,710.49	75,503.00
Intangible Assets, net	68,194.85	62,459.00
Right of Use Assets, net	-	8,650.00
TOTAL ASSETS	**1,150,702.60**	**3,541,533.00**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Total Accounts Payable	1,007,798.72	596,912.00
Credit Cards	148,211.28	125,929.00
Other Current Liabilities	817,556.05	426,401.00
Owner Loans, current	887,708.33	-
Convertible Notes, current	4,642,000.01	-
Right of Use Liability, current	-	5,411.00
Total Current Liabilities	**7,503,274.39**	**1,154,653.00**
Convertible Notes, noncurrent	741,666.66	4,215,333.00
Owner Loans, noncurrent	-	510,000.00
Right of Use Liability	-	3,240.00
Total Liabilities	**8,244,941.05**	**5,883,226.00**
Equity		
Owner's Equity - ABH Holdco		-
Common Stock - Series A	16,850.00	16,850.00
Equity Issuance Costs	(1,574,659.88)	(1,171,955.00)
Preferred Stock - Series A	1,935,495.54	1,935,496.00
Preferred Stock - Series B	796,229.53	796,230.00
Preferred Stock - Series CF	4,057,546.80	4,057,547.00
Preferred Stock - Series CF-2	2,307,095.88	1,243,193.00
Retained Earnings (Accum. Deficit)	(14,232,796.32)	(8,819,054.00)
Treasury Stock	(400,000.00)	(400,000.00)
Total Equity	**(7,094,238.45)**	**(2,341,693.00)**
TOTAL LIABILITIES AND EQUITY	**1,150,702.60**	**3,541,533.00**

ABH Holdco Inc. Consolidated
Profit and Loss by Month
January 2023 - December 2023

	Jan - Dec 2023	Jan - Dec 2022
Net Revenue	873,438.44	1,669,081.00
Cost of Goods Sold	1,100,315.68	1,386,043.00
Gross Profit	**(226,877.24)**	**283,038.00**
Operating Expenses		
Sales & Marketing	3,237,660.36	1,189,366.00
General & Administrative	1,327,992.02	2,162,409.00
Research & Development		19,289.00
Total Expenses	**4,565,652.38**	**3,371,064.00**
Operating Income	**(4,792,529.62)**	**(3,088,026.00)**
Other Loss/(Income)	40,868.97	(76,222.00)
Interest Expense	580,340.70	148,975.00
Net Income	**(5,413,739.29)**	**(3,160,779.00)**

| | Preferred Stock | | Common stock | | | | | Total |
	Shares	Amount	Shares	Amount	Treasury Stock	Equity Issuance Costs	Accumulated Deficit	Stockholders' Deficit
December 31, 2020	4,106,549	$ 3,203,723	9,035,490	$ 16,850	$ (300,000)	$ (130,167)	$ (2,215,119)	$ 575,287.00
Issuance of stock	697,255	3,700,981	-	-	-	(735,028)	-	2,965,953
Repurchase of preferred stock	(185,880)	(115,431)	-	-	(100,000)	-	-	(215,431)
Net income (loss)	-	-	-	-	-	-	(3,443,157)	(3,443,157)
December 31, 2021	4,617,924	$ 6,789,273	9,035,490	$ 16,850	$ (400,000)	$ (865,195)	$ (5,658,276)	$ (117,348)
Issuance of stock	167,606	1,243,193	-	-	-	(306,759)	-	936,434
Net income (loss)	-	-	-	-	-	-	(3,160,779)	(3,160,779)
December 31, 2022	4,785,530	$ 8,032,466	9,035,490	$ 16,850	$ (400,000)	$ (1,171,954)	$ (8,819,055)	$ (2,341,693)
Issuance of stock	28,076	1,063,903	-	-	-	(402,706)	-	661,197
Conversion of preferred stock	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	(5,413,739)	(5,413,739)
December 31, 2023	4,813,606	$ 9,096,369	9,035,490	$ 16,850	$ (400,000)	$ (1,574,660)	$ (14,232,794)	$ (7,094,235)

ABH Holdco Inc. Combined
Statement of Cash Flows

	2023	2022
OPERATING ACTIVITIES		
Net Income	(5,413,739.29)	(3,160,779.00)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Intangible Assets:Accumulated Amortization	5,615.38	4,859.00
Bad Debt	18,862.34	58.00
Accounts Receivable	(78,415.37)	
Escrow Deposit	(60,523.62)	
Funding Receivable	28,595.26	
Inventory	412,301.00	(803,263.00)
Inventory:Inventory - Merchandise	21,879.66	
Inventory:Inventory - Obsolete	194,075.29	
Prepaid Expenses	2,112,004.59	(2,115,700.00)
Uncategorized Asset	(2,862.78)	
Fixed Assets:Accumulated Depreciation	10,792.67	13,785.00
Accounts Payable	459,827.84	335,804.00
Credit cards	22,282.32	62,003.00
Other current liabilities	189,884.65	(119,015.00)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	3,334,319.23	(2,621,469.00)
Net cash provided by operating activities	**(2,079,420.06)**	**(5,782,248.00)**
INVESTING ACTIVITIES		
Intangible Assets:Patents & Trademarks	(11,352.10)	(27,488.00)
Sales of software		17,467.00
Purchase of property & equipment		(28,813.00)
Due to/from ABH Holdco	-	
Due from Motu Holdings	2,065.00	
Security Deposits	4,000.00	
Net cash provided by investing activities	**(5,287.10)**	**(38,834.00)**
FINANCING ACTIVITIES		
Accrued Interest Payable	381,041.66	
Convertible Note	795,000.00	4,100,000.00
Equity Issuance Costs	(402,705.81)	
Borrowing on Owner Loan	370,000.00	510,000.00
Borrowing on Loan	201,195.42	100,820.00
Preferred Stock - Series CF		992,475.00
Preferred Stock - Series CF-2	1,063,902.75	
Net cash provided by financing activities	**2,408,434.02**	**5,703,295.00**
Net cash increase for period	**323,726.86**	**(117,787.00)**
Cash at beginning of period	130,962.97	274,774.00
Cash at end of period	**454,689.83**	**156,987.00**

NOTE 1 – NATURE OF OPERATIONS

ABH Holdco Inc. was formed on March 2019 ("Inception") in the State of South Carolina. The financial statements of ABH Holdco Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Charleston SC.

ABH Holdco Inc. supplies alcoholic beverages to distributors and wholesalers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

      Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

      Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

      Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2023 and 2022. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenue from shipments of product to the distributor/wholesaler when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is

reasonably assured.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and several state jurisdictions. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for periods 2021 to 2023. The Company currently is not under examination by any tax authority.

Inventories
Inventories are valued at the lower cost and net realizable value. Costs related to raw materials, packaging and finished goods which are determined using a FIFO method.

Property and Equipment
Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Computer Equipment	3-5 years
Furniture and Fixtures	10 years
Leasehold Improvements	10 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as ten years. Other intangibles include trademarks and software.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

Line of Credit

During fiscal year 2022, The Company entered into a Line of Credit agreement with Celtic Bank Corporation. The credit facility size $110,000. The interest rate is 3.96% per month. The total outstanding balance as of December 31, 2022 was $100,820.

During fiscal year 2023, The Company refinanced this Line of Credit with Encore Bank. The credit facility size is $400,000. The interest rate is 8.5% per annum. The total outstanding balance as of December 31, 2023 was $399,981.10. The entire balance is classified as current.

Shareholder Loans

During 2022 and 2023 the Company borrowed money from two shareholders, as follows:

- A note payable to a shareholder with a maturity date of 12/31/2024 at an interest rate of 10%. The outstanding balance was $510,000 for the years ended 2022 and 2023. No interest was accrued as of December 31, 2023. The note is current.
- A note payable to a shareholder with a maturity date of 3/01/2024 at an interest rate of 25%. The outstanding balance was $0 and $370,000 for years-ended 2022 and 2023, respectively. Accrued interest was $0 and $7,708.33 for the years ended 2022 and 2023, respectively. The note is current.

Convertible Notes

The Company has various convertible notes that are convertible into common shares Series A at a conversion price. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately. A summary of the convertible notes are as follows:

- Various lenders have a principal amount of $4,245,000 with a maturity date of March 31, 2024. They accrue interest at 8% per annum. Accrued interest was $75,666.67 and $397,000.01 as of years-ended 2022 and 2023, respectively. Current portions of the notes including interest was $0 and $4,642,000.01 for years-ended 2022 and 2023, respectively.
- Various lenders have a principal amount of $650,000 with a maturity date of January 31, 2025. They accrue interest at 8% per annum. Accrued interest was $39,666.67 and $91,666.66 as of years-ended 2022 and 2023, respectively. Current portions of the notes including interest was $0 and $0 for years-ended 2022 and 2023, respectively.

In December 2022, the Company entered into a convertible note in exchange for marketing and promotional services for SHR's 2023 campaign in the NASCAR Xfinity Series (the "2023 Season").

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Contingencies
The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company is authorized to issue 16,500,000 shares of Common Shares Series A and 3,500,000 Common Shares Series B with no par value. As of December 31, 2023, and December 31, 2022, 9,035,490 shares of Series A, and 0 shares Series B have been issued and are outstanding.

Preferred Stock
The Company is authorized to issue 3,600,000 shares of Preferred Shares Series A, 1,200,000 shares of Preferred Shares Series B, 1,500,000 shares of Preferred Shares Series C, 1,000,000 shares of Preferred Shares Series CF and 700,000 shares of Preferred Shares Series CF 2 with no par value. As of December 31, 2022, and December 31, 2021, 3,116,740 and 3,116,740 shares of Preferred Shares Series A, 572,827 and 572,827 shares of Preferred Shares Series B, 0 and 0 shares of preferred shares Series C, 928,357 and 928,357 shares of Preferred Shares Series CF, 167,606 and 0 shares of Preferred Shares Series CF 2 have been issued and are outstanding.

NOTE 6 – RELATED PARTY TRANSACTIONS

In December 2022, the Company received a loan from one of its shareholders in the amount of $510,000. As of December 31, 2023, the loan is classified as current.

In December 2023, the Company received a loan from one of its shareholders in the amount of $370,000. As of December 31, 2023, the loan is classified as current.

There are no other related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 15, 2024, which is the date the financial statements were issued.

NOTE 8 – GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $4,792,530, and operating cash flow loss of $1,299,870, and liquid assets in cash of $465,375. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenue and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenue and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.

CERTIFICATION

     I, Scott Hansen, Principal Executive Officer of ABH Holdco, Incorporated, hereby certify that the financial statements of ABH Holdco, Incorporated included in this Report are true and complete in all material respects.

Scott Hansen

CEO